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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ----------------------


                                AMENDMENT NO. 2
                                      TO
                                SCHEDULE 14D-1
                      Tender Offer Statement Pursuant to
            Section 14(d)(1) of the Securities Exchange Act of 1934
                       --------------------------------

                            TJ INTERNATIONAL, INC.
                           (Name of Subject Company)

                                   WTJ, INC.
                             WEYERHAEUSER COMPANY
                                   (Bidders)
                       --------------------------------

                    Common Stock, Par Value $1.00 Per Share
            (including the associated Common Stock Purchase Rights)
                        (Title of Class of Securities)
                       --------------------------------

                                   872534102
                     (CUSIP Number of Class of Securities)
                       --------------------------------

                                Robert A. Dowdy
                       Vice President & General Counsel
                             Weyerhaeuser Company
                           33663 Weyerhaeuser Way S.
                             Federal Way, WA 98003


           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)
                       --------------------------------

                                   Copy To:
                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000
                       --------------------------------


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                              Page 1 of 4 pages.
                           Exhibit Index on page 4.


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                                                                             2

          Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser"), and WTJ, Inc., a Delaware corporation (the "Purchaser"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, filed with the Securities and Exchange Commission (the "Commission") on November 30, 1999, as amended by Amendment No. 1, filed with the Commission on December 1, 1999, with respect to the Purchaser's offer to purchase all the outstanding shares of Common Stock and ESOP Convertible Preferred Stock (the "Offer") of TJ International, Inc., a Delaware corporation (the "Company").


Item 10.  Additional Information.

(c) On December 8, 1999, Weyerhaeuser and the Purchaser made the filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), applicable to the Offer and the merger of the Purchaser with and into the Company. The waiting period under the HSR Act applicable to the Offer will expire at 11:59 p.m., New York City time, on December 24, 1999, unless extended or earlier terminated in accordance with the HSR Act.


Item 11. Materials to be Filed as Exhibits.

     (a)(8) Letter to Participants in the Company's Investment Plan.


                              Page 2 of 4 pages.
                           Exhibit Index on page 4.


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                                                                             3

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 9, 1999

                                        WTJ, INC.


                                        By /s/ Robert A. Dowdy
                                           -------------------------------
                                           Name:  Robert A. Dowdy
                                           Title: Vice President


                                        WEYERHAEUSER


                                        By /s/ Richard J. Taggart
                                           -------------------------------
                                           Name:  Richard J. Taggart
                                           Title: Vice President and Treasurer


                              Page 3 of 4 pages.
                           Exhibit Index on page 4.


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                                                                             4

                                 EXHIBIT INDEX


Exhibit                                                         Page
Number                            Exhibit Name                  Number


(a)(8)            Letter to Participants in the Company's Investment Plan




                              Page 4 of 4 pages.
                           Exhibit Index on page 4.